SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of May, 2007
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  Blocklisting Six Monthly Return
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AMVESCAP PLC
IMMEDIATE RELEASE 14 MAY 2007


                         BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

TO:        The FSA

Date:      14 May 2007

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1. Name of applicant:           AMVESCAP PLC

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2. Name of scheme:              AMVESCAP PLC EXECUTIVE SHARE OPTION SCHEME

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3.   Period of return:      From:   8 NOVEMBER 2006   To:   7 MAY 2007

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4.   Balance under scheme from previous return:    9,287,590 ORDINARY SHARES OF
                                                   US$0.10 EACH

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5. The amount by which the block scheme has been   0
   increased, if the scheme has been increased since the date of the last return

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6. Number of securities issued/allotted under      3,742,313 ORDINARY SHARES
   scheme during period:                           OF US$0.10 EACH

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7.   Balance under scheme not yet issued/allotted  5,545,277 ORDINARY SHARES OF
     at end of period                              US$0.10 EACH

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8.   Number and class of securities originally     12,000,000 ORDINARY SHARES OF
     listed and the date of admission              25P EACH LISTED ON 8 MAY
                                                   2002.

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9. Total number of securities in issue at the      839,363,850
   end of the period.

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Name of contact:                                   ANGELA TULLY
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Address of contact:                                30 FINSBURY SQUARE,
                                                   LONDON EC2
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Telephone number of contact:                                   020 7065 3652
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SIGNED BY    A. Tully
             --------
             Assistant Company Secretary, for and on behalf of

             AMVESCAP PLC
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             Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  14 May, 2007                   By   /s/  Angela Tully
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                                                (Signature)

                                            Angela Tully
                                            Assistant Company Secretary